SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

The Talbots, Inc.

(Name of Subject Company)

The Talbots, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

874161102

(CUSIP Number of Class of Securities)

Richard T. O’Connell, Jr.

Executive Vice President

The Talbots, Inc.

One Talbots Drive

Hingham, Massachusetts 02043

(781) 749-7600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036-2787

(212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by The Talbots, Inc., a Delaware corporation (“Talbots” or the “Company”), with the Securities and Exchange Commission (“SEC”) on June 27, 2012, relating to the tender offer by TLB Holdings LLC, a Delaware limited liability company (“Parent”), and TLB Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (the “Purchaser”), to purchase all of the outstanding shares of Talbots common stock, par value $0.01 per share, together with the associated stock purchase rights, for $2.75 per share, net to the seller in cash, without interest, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 2012, as amended, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on June 15, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Statement is hereby amended and supplemented by adding the following sentence to the end of the first paragraph under the heading “Regulatory Approvals–Bank Approvals” beginning on page 61 of the Statement:

“On July 26, 2012, the OCC notified Parent that it determined not to disapprove the acquisition of control of Talbots Classics National Bank by Parent and its affiliates under the Change in Bank Control Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

THE TALBOTS, INC.
a Delaware corporation

By:	/s/ Richard T. O’Connell, Jr.
Name:	Richard T. O’Connell, Jr.
Title:	Executive Vice President

Dated: July 27, 2012

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